                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


          REPORT OF FOREIGN ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the Month Ended      Commission file number
                  November 30, 2002        0-14884


            Exact name of the registrant as specified in its charter

                              SAND TECHNOLOGY INC.

                          Jurisdiction of Incorporation
                                     CANADA

                     Address of principal executive offices:

                             215 REDFERN, SUITE 410
                        WESTMOUNT, QUEBEC, CANADA H3Z 3L5

                            TELEPHONE (514) 939-3477


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F  X                       Form 40-F
                        -----                              -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                                No  X
                  -----                             -----

     If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____ N/A .


                           Total number of pages is 5
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Sand Technology Inc. (the "Company") incorporates this Form 6-K Report by reference into the Prospectus contained in the Company's Registration Statement on Form F-3 (333-51014).

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                              SAND TECHNOLOGY INC.


[SAND TECHNOLOGY LOGO HERE]         PRESS CONTACTS
                                    FOR NORTH AMERICA:
                                    Robert Thompson, Sand Technology
   PRESS RELEASE                    Tel: +(1) 401/862-3538, pr@sand.com
                                                            -----------
                                    FOR INVESTOR RELATIONS:
                                    de Jong & Associates,
                                    Tel: +(1) 760/943-9065, sndt@dejong.org

                                    FOR EUROPE:
                                    Rupert Warwick or Emma Cohen,
                                    Fox Parrack Hirsch Communications
                                    E: rwarwick@fphcom.com or ecohen@fphcom.com
                                    T:  +44  (0) 207 436 4336



                      SAND ANNOUNCES FIRST QUARTER OUTLOOK

MONTREAL, NOVEMBER 6, 2002: During a conference call open to the public hosted earlier today by Arthur Ritchie, President and Chief Executive Officer of Sand Technology Inc. (NASDAQ: SNDT), Mr. Ritchie announced that he expects that Sand will report revenues for the first quarter of fiscal 2003 in the range of $8 million. These revenues represent a combination of new contracts the company has entered into during the quarter and partial recognition of revenue for contracts signed in the fourth quarter of fiscal 2002 but which were subject to customer acceptance criteria.

Sand Technology will provide final first quarter results by mid-December 2002.

Sand also announced that it received a notice from the staff of NASDAQ that the price of Sand's Class A Common Shares has closed for thirty consecutive trading days below the minimum $1.00 per share requirement for continued listing on NASDAQ. The notice indicates that Sand has until January 28, 2003 to regain compliance with this requirement. Sand is currently evaluating its alternatives with respect to complying with this requirement.

ABOUT SAND TECHNOLOGY

Sand Technology helps leading organizations across North America and Europe cope with data overload, by giving them rapid access to the information they need to make the right business decisions. Sand's solutions include CRM analytics, web analytics, and other analytical applications for government and security, healthcare, supply chain management, inventory & production optimization, financial analysis, and strategic planning. Sand Technology has offices in the United States, Canada, the United Kingdom and Central Europe, and is traded on NASDAQ under the symbol SNDT.

For more information on Sand Technology visit www.sand.com
                                              ------------

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                              SAND TECHNOLOGY INC.

    ------------------------------------------------------------------------

All Rights Reserved. Nucleus, Nucleus Server, N: VECTOR and MPSO are registered trademarks of Sand Technology Inc. and Nucleus Exploration Mart, Nucleus Exploration Warehouse, Nucleus Virtual Database (VDB), NUCLEUS POWERED! , Nucleus E! and Nucleus Adviser, Sand Analytic Server, ANALYTICS AT THE SPEED OF BUSINESS, and ClarityBlue are trademarks of Sand Technology Inc. Other trademarks are the property of their respective owners.

Certain statements contained in this press release are "forward-looking statements" within the meaning of the United States Private Securities Reform Act of 1995 and are intended to be subject to the safe harbour protection provided by this Act. Such forward-looking statements are based on reasonable assumptions and current expectations, but involve known and unknown risks and uncertainties. Some assumptions may not materialize and unanticipated events may occur which could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Competitive pressures, availability and cost competitiveness of competing products, timing of significant orders, management of potential growth, risks of new business areas, international expansion, decreased demand for computer software and services due to weakening economic conditions and market acceptance of the Sand Nucleus Product Suite are important factors which could cause actual results to differ materially from those projected. More information about factors that potentially could affect Sand's financial results is included in Sand's current Annual Report and in Sand's reports to the Securities and Exchange Commission.

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                              SAND TECHNOLOGY INC.




                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         SAND TECHNOLOGY INC.



November 6, 2002                         /s/ Arthur Ritchie
                                         ------------------------------------
                                         Arthur Ritchie
                                         Chairman of the Board, President
                                         and Chief Executive Officer